NUMBER C0826654

CERTIFICATE

OF

CONTINUATION

BUSINESS CORPORATIONS ACT

I Hereby Certify that Tarsis Capital Corp., has continued into British Columbia from the Jurisdiction of ALBERTA, under the Business Corporations Act, with the name TARSIS CAPITAL CORP. on June 2, 2008 at 10:23 AM Pacific Time.

Issued under my hand at Victoria, British Columbia On June 2, 2008 RON TOWNSHEND Registrar of Companies Province of British Columbia Canada